 November 5, 2009

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated October 15, 2009 regarding Form 10-K/A for the Fiscal year Ended December 31, 2008 and Form 10-Q for the Quarterly periods ended March 31, 2009 and June 30, 2009 (File No. 001-31771).

We have reviewed the letter with our accountants, auditors and legal counsel and plan to file a response to the comments by December 4th 2009, along with the applicable amended filings.  I respectfully request the additional time in order for us to finish our 10Q filing which is due in less than 10 days and then focus on the amended filings which will require additional time due to the upcoming holiday schedule.

As always, should you have any questions or concerns please do not hesitate to contact me directly at (631) 342-8800 ext 8802 or jrose@medlinkus.com.

Regards,

James Rose
Chief Financial Officer

1 Roebling Court., Ronkonkoma, NY 11779
Tel: (631) 342-8800  Fax: (631) 342-8819
www.medlinkus.com